July 26, 2006


Mail Stop 4561

Kevin Rich
Director and Chief Executive Officer
c/o DB Commodity Services LLC
DB Multi-Sector Commodity Trust
DB Multi-Sector Commodity Master Trust
60 Wall Street
New York, NY 10005

	Re:	DB Multi-Sector Commodity Trust
		DB Multi-Sector Commodity Master Trust
		Registration Statement on Form S-1
      Filed June 29, 2006
		Registration No. 333-135422 and 333-135422-01

Dear Mr. Rich

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary
1. Please briefly describe, in the forepart of the summary, the reason you have utilized a multi-series trust structure and the substantive differences, if any, to an investor in investing in a series rather than a stand alone trust. We note your discussion of liability issues on page 8.

2. In the second column on page 1, please clarify the meaning of "indicative intra-day value."

Shares of Each Fund Should Track Closely the Value of its Index,
page
5
3. Please confirm that you will not disclose daily NAV to certain market participants, including Authorized Participants, prior to publishing it publicly.

Organizational Chart, page 16
4. Please clarify that each fund, and not the Master Trust, will trade on the AMEX.

Risk Factors, 17

The shares of each fund are new securities products and their value could decrease if unanticipated operational or trading problems arise...page 19
5. This risk factor is too general for investors to ascertain any meaningful risk you are trying to convey. Please revise to provide examples of the "mechanisms and procedures governing the creation, redemption and offering of the shares" that you refer to in the first sentence so that investors can better evaluate the risk

Fewer Representative Commodities...page 19
6. Please clarify which funds are highly concentrated in a single commodity and specify the commodity.

Plan of Distribution, page 128
7. Please expand to include the name of the initial purchaser and the details of the initial purchase as mentioned on the cover page.

Legal Matters, page 129
8. Please expand to reference the legal and tax opinions to be issued by counsel and filed as exhibits.






Part II

Item 15. Recent Sales of Unregistered Securities
9. Please update when appropriate to reflect the sale to the initial purchaser.

Exhibits
10. Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mathew Maulbeck, Staff Accountant at 202-
551-
3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431
if
you have questions regarding comments on the financial statements
and
related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3852 with any other questions.

      Sincerely,



Michael McTiernan
Special Counsel

cc:	Michael J. Schmidtberger, Esq. (via facsimile)

















Kevin Rich
DB Multi-Sector Commodity Trust
DB Multi-Sector Commodity Master Trust
July 26, 2006
Page 5